Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
	(In thousands, except ratio data)
Fixed charges:
Interest expense	$39	$4	$116	$109	$188	$254
Amortization of debt discount and capitalized interest expense related to indebtedness	5	214	134	55	90	758
Estimate of interest within rental expense	80	857	882	727	683	633
Total fixed charges	$124	$1,075	$1,132	$891	$961	$1,645

Earnings available for fixed charges
Income (loss) from continuing operations before income taxes	$716	$8,492	$9,523	$418	$(4,425)	$(20,372)
Add: Fixed charges	124	1,075	1,132	891	961	1,645
Total earnings available for (insufficient to cover) fixed charges	$840	$9,567	$10,655	$1,309	$(3,464)	$(18,727)

Ratio of earnings to fixed charges	5.8	7.9	8.4	0.5	—	—